Exhibit 99.1

REE and 10X Announce Closing of Business Combination

Trading on Nasdaq to commence on Friday July 23, 2021 under the ticker “REE”

NEW YORK / TEL-AVIV (July 22, 2021) – REE Automotive Ltd. (“REE”), a leader in e-Mobility, today announced the completion of its merger with 10X Capital Venture Acquisition Corp (“10X”, Nasdaq: VCVC). The business combination was approved at a special meeting of 10X’s stockholders on July 21, 2021 and closed today, July 22, 2021.

Following the merger, the combined company is named REE Automotive Ltd. Beginning on Friday, July 23, 2021, REE’s Class A ordinary shares and warrants will trade on Nasdaq under the ticker symbols “REE” and “REEAW”, respectively.

Daniel Barel, REE Co-Founder and Chief Executive Officer, stated: “Today marks a significant milestone for REE as we enter the public markets with a tremendous opportunity ahead of us. We believe that our REEcorner™ technology and fully-flat and modular EV platforms will be the cornerstone for the booming commercial electric vehicle market, as we partner with prominent EV market players across the globe. We are rethinking design and manufacturing for tomorrow’s zero-emission electric and autonomous vehicles, ultimately working to improve quality of life for people around the world by advancing e-Mobility. Our solutions will allow complete EV design freedom, and we plan to enable end customers, such as delivery & logistic companies, OEMs, Mobility-as-a-Service and e-commerce companies to design mission-specific EVs tailored to their needs.”

“OurREEcorner™ technology integrates critical vehicle components including steering, braking, suspension, powertrain and control into a compact module between the chassis and the wheel, using x-by-wire technology for steering, driving & braking. This innovation has enabled REE to develop a modular, fully-flat skateboard chassis with more room for passengers, cargo and batteries that will be highly adaptable to customers. Platforms using REEcorners™ can fit any vehicle size and design, power-source and driving mode, enabling REE to target a $700 billion total addressable market and help OEMs, delivery fleets, Mobility-as-a-Service providers and new mobility players get to market faster and at a fraction of the cost.”

During 2021, REE has executed strategic collaborations with industry leaders such as Magna International, Hino Motors (a subsidiary of Toyota Motor Corporation), American Axle and Navya. Recently, REE also forged a strategic collaboration with EAVX, a newly formed business unit of JB Poindexter & Co (JBPCO), which serves commercial work truck body and accessory industry leaders including Morgan Corporation and Morgan Olson. REE and EAVX will develop best-in-class, zero-emission, commercial EV work trucks for existing and new customers that will integrate REEcorners™ and JBPCO commercial vehicle body solutions, bringing ‘Powered by REE’ EVs to North American markets.

“Daniel and his leadership team have delivered on every promise to 10X Capital, our investors, and REE’s stakeholders by consistently executing on their business plan through significant strategic collaborations with marquee partners across the world,” said Hans Thomas, Chairman and Chief Executive Officer of 10X. “REE has built extraordinary momentum – including last week’s announcement with JBPCO – but more importantly, REE is prepared to continue to deliver on its commitments as a public company, as its CapEx-light, asset-light strategy positions the Company securely to continue to execute on its long-term strategic objectives and deliver long-term returns to shareholders.”

Long-term strategic investors including Koch Strategic Platforms and Magna International participated in the business combination PIPE investment. As previously announced, REE’s Co-Founder and Chief Executive Officer, Daniel Barel, will continue to lead the company.

Morgan Stanley & Co. LLC served as lead placement agent on the PIPE offering. Cowen served as financial advisor to REE and as a placement agent on the PIPE offering. Wells Fargo Securities served as financial advisor, and Cohen & Company Capital Markets (a division of JVB Financial LLC) served as capital markets advisor to 10X. Cantor Fitzgerald, BTIG, DA Davidson and MKM Partners served as capital markets advisors to REE. White & Case LLP, Zemah Schneider & Partners, and Goldfarb Seligman & Co. served as legal advisors to REE, and Morgan, Lewis & Bockius LLP and Gornitzky & Co. served as legal advisors to 10X. Latham & Watkins LLP served as legal advisor to the placement agents.

About REE

REE is an automotive technology leader creating the cornerstone for tomorrow’s zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 – for any application and any target market. Our revolutionary, award-winning REEcorner technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry’s flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, with subsidiaries in the USA, the UK and Germany, REE has a CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with its unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility.

For more information visit: www.ree.auto

Contacts:

Media

Keren Shemesh
Chief Marketing Officer | REE Automotive
+972-54-5814333
media@ree.auto

Investor Relations

Limor Gruber
VP Investor Relations | REE Automotive
+972-50-5239233
investors@ree.auto

About 10X Capital

10X Capital is a venture capital and investment firm at the nexus of Wall Street and Silicon Valley, aligning institutional capital with high growth ventures. Founded in 2004 by serial entrepreneur Hans Thomas, 10X Capital invests across the capital structure, with a focus on companies using technology to disrupt major industries, including finance, healthcare, transportation and real estate. For more information, visit www.10xcapital.com. 10X Capital Venture Acquisition Corp (Nasdaq: VCVC) is 10X Capital’s special purpose acquisition company focused on high growth technology companies and was formed for the purpose of entering into a business combination with one or more businesses. For more information visit www.10xspac.com.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plan,” “projects,” “believes,” “views,” “estimates”, “future”, “allow”, “aims”, “strives” “endeavors” and similar expressions are used to identify these forward-looking statements. These statements include, among other things, the Company’s statements about the Company’s strategic and business plans, relationships or outlook, the impact of trends on and interest in its business, intellectual property or product and its future results. These forward-looking statements are based on REE’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: REE’s ability to commercialize its strategic plan; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that the Company is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s final prospectus relating to its business combination filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and the list of factors presented in the final prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements.

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